Compass Minerals 9900 W. 109th Street Overland Park, Kansas 66210 www.compassminerals.com 913-344-9200

Mr. Raj Rajan
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

October 22, 2014

RE:	Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 24, 2014
File No. 001-31921

Dear Mr. Rajan:

Compass Minerals International, Inc., a Delaware Corporation (“Compass Minerals”) is requesting an extension to respond to the Division of Corporation Finance’s letter dated October 16, 2014 regarding the above-referenced filing. Compass Minerals has been considering the issues raised in your comment letter and working to respond. However, due to schedules and availability of personnel whose input and/or review is needed as well as obtaining the mining related information from various countries, Compass Minerals believes that it will require additional time to respond. Compass Minerals believes it will be able to respond around November 21, 2014. Thank you for your consideration.

/s/ Rodney Underdown
Rodney Underdown Chief Financial Officer and Principal Accounting Officer